Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN TO PRESENT AT THE COWEN AND COMPANY 7TH
ANNUAL GLOBAL HEALTH CARE CONFERENCE

DUBLIN, IRELAND, November 1, 2006 -- Elan Corporation, plc announces today that its presentation at the Cowen and Company 7th Annual Global Health Care Conference in London will be webcast live via the internet on Tuesday, November 7, 2006 at 10.40 a.m. Greenwich Mean Time, 5.40 a.m. Eastern Standard Time. Interested parties may access a live audio webcast of the presentation by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.